Stolt-Nielsen S.A. is Awarded Opportunity to Build Chemical Storage Terminal in Singapore

LONDON, April 24, 2008 - Stolt-Nielsen S.A. (Oslo Bors: SNI) announced today that its Stolt Tankers & Terminals ("ST&T") division received a formal notice from the Singapore Economic Development Board ("EDB") that they were awarded the opportunity to construct a chemical storage terminal on 15 hectares of vacant land on Jurong Island, Singapore.

"We are pleased to have been chosen as the preferred chemical logistics service provider, which opens the way for the construction of a new state-of-the-art terminal to meet the growing needs for bulk-liquid storage of chemical manufacturers and customers in the South-East Asia region," said Andrew Pickering, Managing Director Asia Pacific. "Stolt-Nielsen already has a significant presence in the region with commercial and ship management offices, tank container depots, bulk-liquid storage terminals, and deep sea and regional shipping networks. Jurong Island is a vital link in the global supply chain for bulk-liquid chemicals and we look forward to expanding our relationships and presence there."

The development of the site is subject to a number of additional agreements between local authorities and ST&T, as well as Stolt-Nielsen S.A. board approval. The terminal is planned for completion during the second half of 2010 at which point it will the have a total capacity of 325,000 cubic meters of bulk liquid storage.

Contacts:

     Jan Chr. Engelhardtsen
     U.K. +44 (0) 20 7611 8972
     j.engelhardtsen@stolt.com

     Jens F. Gruner-Hegge
     U.K. +44 (0) 20 7611 8985
     j.gruner-hegge@stolt.com

About Stolt-Nielsen S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly owned subsidiaries Stolt Tankers & Terminals and Stolt Tank Containers, provides integrated transportation solutions for its customers. Stolt Sea Farm, wholly owned by the Company, produces and markets high quality turbot, sole, sturgeon and caviar.